SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO-C
                                 (Rule 14d-100)
                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                              KOOR INDUSTRIES LTD.
                       (Name of Subject Company (Issuer))

                      DISCOUNT INVESTMENT CORPORATION LTD.
                        (Name of Filing Person (Offeror))

            ORDINARY SHARES, NOMINAL (PAR) VALUE NIS 0.001 PER SHARE
                         (Title of Class of Securities)

                                  500507108(1)
                      (CUSIP Number of Class of Securities)

                                KURT KEREN, ADV.
                      DISCOUNT INVESTMENT CORPORATION LTD.
   THE TRIANGULAR TOWER, 44TH FLOOR, 3 AZRIELI CENTER, TEL AVIV 67023, ISRAEL
                           TELEPHONE: +972-3-607-5881
      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:

            DANIEL WOLF, ESQ.                     NECHAMA BRIN, ADV.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP           IDO ZEMACH, ADV.
            FOUR TIMES SQUARE              GOLDFARB, LEVY, ERAN, MEIRI & CO.
        NEW YORK, NEW YORK 10036       2 WEIZMANN STREET, TEL AVIV 64239, ISRAEL
        TELEPHONE: (212) 735-3000             TELEPHONE: +972-3-608-9999

                            CALCULATION OF FILING FEE
              Transaction Valuation*         Amount of Filing Fee*
                        N/A                          N/A

     * Pursuant to Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

     Amount Previously Paid: None.                 Filing Party: Not Applicable.
     Form or Registration No.: Not Applicable.     Date Filed: Not Applicable.

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transaction to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1

[_]  issuer tender offer subject to Rule 13e-4

[_]  going-private transaction subject to Rule 13e-3

[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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(1) The CUSIP Number corresponds to the Issuer's American Depository Shares
(individually, an "ADS"), which are publicly traded on the New York Stock Exchange. Each ADS represents 0.20 Ordinary Share. The ISIN for the Issuer's Ordinary Shares, which are traded on the Tel Aviv Stock Exchange, is IL006490127.

                                IMPORTANT NOTICE

THE FOLLOWING COMMUNICATION IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF KOOR. THE POSSIBLE TENDER OFFER THAT IS DESCRIBED IN THE FOLLOWING COMMUNICATION HAS NOT YET COMMENCED. ONCE A TENDER OFFER COMMENCES, IF AT ALL, DISCOUNT INVESTMENT CORPORATION LTD. WILL FILE A TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WITH THE SECURITIES AND EXCHANGE COMMISSION
(SEC) AND THE ISRAELI SECURITIES AUTHORITY (ISA). SHAREHOLDERS SHOULD READ THE TENDER OFFER STATEMENT IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE TENDER OFFER STATEMENTS AND OTHER RELATED DOCUMENTS, IF AND WHEN THEY ARE FILED, WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT http://www.sec.gov AND ON THE ISA'S WEBSITE AT http://www.magna.isa.gov.il, AND WILL ALSO BE MADE AVAILABLE WITHOUT CHARGE TO ALL SHAREHOLDERS BY CONTACTING THE CORPORATE SECRETARY OF DISCOUNT INVESTMENT CORPORATION AT +972-3-6075888. KOOR SHAREHOLDERS ARE URGED TO READ THESE MATERIALS, IF AND WHEN THEY BECOME AVAILABLE, CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER.

                                      # # #

On July 3, 2006, Discount Investment Corporation Ltd. ("DIC") filed an immediate report (in Hebrew) with the Israeli Securities Authority and the Tel Aviv Stock Exchange (the "Report") describing, among other things, the completion of the purchase of an aggregate of 5,081,033 Ordinary Shares of Koor, representing approximately 30.9% of Koor's outstanding share capital, and the grant to Anfield Ltd., ("Anfield"), one of Koor's shareholders, of a put option to sell to DIC 672,174 Ordinary Shares, which represent approximately 4.1% of Koor's outstanding share capital.

In the Report, DIC also announced that it expects to commence, until or during the month of December 2006, a tender offer to purchase additional Ordinary Shares of Koor, representing at least 5% of Koor's voting rights, such that following the tender offer and prior to the exercise, if any, of Anfield's put option, the holdings of DIC (together with its affiliates) will be more than 45.0% of the aggregate voting power of Koor, to generally allow DIC to comply with Israeli law in the event Anfield exercises its put option.

There is no assurance that DIC will in fact commence such a tender offer or as to the terms of any such tender offer. In addition, there can be no assurance that, if commenced, such a tender offer will be completed.

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